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                                 FORM 6-K/A-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                               October 16, 1998


                                   Astra AB
                                   --------
               (Translation of Registrant's Name Into English)


                               Astra Aktiebolag
                             S-151 85 Sodertalje
                                    Sweden
                                    ------
                   (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                    ----       ----

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                  ----     ------
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

         Enclosure:  Master Restructuring Agreement, as described herein









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         On August 12, 1998, Astra AB (the "Registrant") filed a Report of
Foreign Private Issuer on Form 6-K in order to file with the Securities and Exchange Commission (the "Commission") as exhibits thereto certain agreements and other documents executed in connection with (i) the restructuring of Astra Merck Inc. ("AMI"), formerly a 50-50 joint venture between the Registrant and Merck & Co., Inc., and (ii) the contribution of the businesses of AMI and Astra USA, Inc., a wholly-owned subsidiary of the Registrant, to a Delaware limited partnership controlled by the Registrant, which transactions were consummated on July 1, 1998. Portions of Exhibits 2.1 and 99.7 to such Form 6-K were filed in redacted form because such portions were subject to a request for confidential treatment filed with the Commission, which request remains pending. The Registrant is filing this Form 6-K/A-1 in order to amend the Form 6-K by filing a revised redacted version of Exhibit 2.1 eliminating the redaction of certain of the portions that were redacted in the original Form 6-K. The Registrant will promptly file a revised request for confidential treatment with the Commission reflecting the elimination of such portions.



        Exhibit No.                      Exhibit

           2.1 Master Restructuring Agreement, dated as of June 19, 1998, between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P. (Portions of this Exhibit are subject to a request for confidential treatment filed with the Commission).







         In accordance with Item 601(b)(2) of Regulation S-K, certain of the schedules, exhibits and other attachments referenced in Exhibit 2.1 to this Form 6-K/A-1 have not been filed as part of such exhibit. The Registrant agrees to furnish supplementally a copy of such omitted schedules, exhibits and other attachments to the Commission upon request.



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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                      ASTRA AB
                                                       (publ)


                                                 By:    /s/ Hakan Mogren
                                                       ------------------
                                                        Hakan Mogren
                                                        President and
                                                        Chief Executive Officer



         Date:  October 16, 1998